

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3030

January 23, 2009

Lewis Chew
Chief Financial Officer
National Semiconductor Corporation
2900 Semiconductor Drive
PO Box 58090
Santa Clara, CA 95052-8090

   Re: **National Semiconductor Corporation
Form 10-K for the Fiscal Year Ended May 25, 2008
Filed July 23, 2008
File No. 001-06453**

Dear Mr. Chew:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Angela Crane
        Branch Chief